

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

<u>Via E-mail</u>
Mr. Richard H. Fearon
Vice Chairman and Chief Financial and Planning Officer
Eaton Corporation plc
70 Sir John Rogerson's Quay
Dublin 2, Ireland

  RE: **Eaton Corporation plc**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 28, 2013
     File No. 0-54863

Dear Mr. Fearon:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Rufus Decker

      Rufus Decker
      Accounting Branch Chief